UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 30, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED - NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT 71 OF 2008, AS AMENDED**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT 71 OF 2008, AS AMENDED

Notice is hereby given in terms of section 45(5)(a) of the Companies Act 71 of 2008, as amended (the "Act"), that the board of directors of the Company (the "Board") at a meeting held on 22 September 2020, authorised the Company to provide an unconditional guarantee to AngloGold Ashanti Holdings plc ("Holdings"), a wholly-owned subsidiary of the Company, for the issuance of fixed notes with a maturity of 10 years and an aggregate principal amount not exceeding US$700 million.

In terms of and pursuant to section 44 and/or section 45 and/or section 46 of the Act, the Board has considered all reasonably foreseeable financial circumstances of the Company so as to satisfy itself of the solvency and liquidity of the Company immediately after providing the direct and indirect financial assistance as contemplated in terms of the guarantee provided to Holdings.

ENDS

Johannesburg
30 September 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors
Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 30, 2020

By: /s/ L MARWICK

Name: L Marwick

Title: EVP: General Counsel
         and Interim Company Secretary